Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

Writer’s Direct Dial Number

(415) 396-5093

April 30, 2008

VIA EDGAR TRANSMISSION

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

Re:	Wells Fargo Funds Trust (the “Trust”) SEC File Nos. 333-74295; 811-09253 Responses to Certain SEC Comments on Trust’s Registration Statement on Form N-14

Thank you for your verbal comments on Monday, April 28, 2008 to the Trust’s registration statement on Form N-14, including exhibits, filed on March 31, 2008 (the “Registration Statement”). This correspondence provides our responses to those comments related to the tax disclosure in the combined prospectus and proxy statement for the proposed taxable reorganizations (the “Reorganization”) of certain Wells Fargo Advantage Funds (the “Funds”). We are providing you with these responses in advance of our responses to your other comments in order to provide you with adequate time to review the revised tax disclosures prior to May 6, 2008, the proposed effective date of the Registration Statement. Our responses to your other comments on the Registration Statement will be filed with the definitive Registration Statement.

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

1.	Comment: Please explain why the Reorganization will be taxable?

Response: Please see the disclosure described in our response to Comment 2 for an explanation of why the Reorganization will be taxable.

2.	Comment: In plain English, please disclose in the N-14 why the Reorganization is taxable.

Response: To clarify why the Reorganization is taxable, the fifth and sixth sentence in the “Overview” section will be replaced by the disclosure substantially in the following form:

“Although most reorganizations of mutual funds generally are completed tax-free for U.S. federal income tax purposes, it is not intended that the Reorganization will be tax-free. There is substantial uncertainty as to whether the Reorganization would have satisfied the “continuity of business enterprise” requirement which must be met to qualify as a “reorganization” in view of the different structures of each Acquiring Fund, a gateway fund, and its corresponding Target Fund, a traditional fund-of-funds. Accordingly, the Reorganization has been structured in a manner to ensure that it will be taxable in order to provide greater certainty to Target Fund shareholders of the consequences of the Reorganization for such purposes. Absent such structuring, there would be no assurance that the Reorganization would be taxable or tax-free because of uncertainty regarding whether the

Reorganization would otherwise meet all of the requirements to qualify as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code. To ensure that the Reorganization is taxable, each Acquiring Fund will pay a small amount of cash to the corresponding Target Fund to be used by the Target Fund to pay certain Target Fund-level expenses, as part of the consideration for the assets of the Target Fund. Further, the Target Fund will purchase sufficient Treasury bills before the Closing with a settlement date after the Closing such that the sum of the liability incurred in connection with such purchase and such cash will exceed 20% of the gross asset value of the Target Fund’s assets immediately before the Closing. It is expected that such payment of cash and assumption of such liability by the corresponding Acquiring Fund will ensure that the Reorganization will not qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code and therefore is expected cause the Reorganization to be taxable. Even though the Reorganization is expected to be taxable, shareholders holding Target Fund shares through tax-advantaged accounts, such as 401(k) and Individual Retirement Accounts, generally will not experience any tax consequences as a result of the Reorganization. Additional U.S. federal income tax consequences of the Reorganization are discussed below under “Material U.S. Federal Income Tax Consequences of the Reorganization.”  Both Funds Management and the Board believe that the benefits to Target Fund shareholders of the Reorganization outweigh any adverse consequences that may arise by structuring the Reorganization as taxable.”

3.	Comment: In plain English, please disclose in the N-14 the tax consequences of the Reorganization.

Response: We reviewed the disclosure of the tax consequences described under the section entitled “Material U.S. Federal Income Tax Consequences of the Reorganization” and believe that, in conjunction with the additional disclosure described in our responses to Comments 2 and 4, the description of the specific tax consequences in clauses i) through ix) under the sub-section entitled “Treatment of the Reorganization as a Taxable Transaction under the Internal Revenue Code” clearly sets forth in plain English the tax consequences of the Reorganization. In this regard, we respectfully note that these clauses generally are consistent with consequences set forth in N-14s for tax-free transactions with appropriate modification for a taxable transaction.

4.

Comment: Please emphasize in the introductory sections of the N-14 that the reorganizations are taxable. Also, please include additional details to clarify how the reorganizations will work (e.g. timing of liquidation, interim investments, etc).

Response: To emphasize the taxability of the reorganizations (i) the fourth sentence in the third paragraph of the shareholder letter which accompanies the Registration Statement, and (ii) the third sentence of the second paragraph under the section entitled “How Will the Reorganization Work?” have been revised and bolded as follows:

“The Reorganization is expected to be taxable, and accordingly, the shareholders of the Target Fund generally will recognize gain or loss for federal tax purposes on the receipt of these Acquiring Fund shares and will not receive cash with which to pay any applicable taxes.”

To clarify how the reorganizations will work, the “Overview” section has been revised as described in the response to Comment 2 and the first paragraph under the section entitled “How will the Reorganization Work?” has been revised and restated as follows:

“The Board has approved the reorganization of each Target Fund, which we refer to as the Reorganization. The Reorganization will involve five steps:

* the liquidation of the Target Fund’s holdings;

* the purchase of Treasury bills by the Target Fund representing approximately 20% of the Target Fund’s gross asset value following such purchase;

* the transfer of substantially all of the assets and liabilities of the Target Fund to its corresponding Acquiring Fund in exchange for (i) a small sum of cash, to be used by the Target Fund to pay certain expenses, and (ii) shares of the corresponding Acquiring Fund having equivalent value to the net assets transferred;

* the pro rata distribution of a comparable Class of shares of the Acquiring Fund to the shareholders of   record of the Target Fund as of the effective date of the Reorganization in full redemption of all shares of the Target Fund; and

* the liquidation and termination of the Target Fund.”

Additionally, to provide further clarification, the following disclosure has also been added as the second paragraph under the sub-section entitled “Treatment of the Reorganization as a Taxable Transaction under the Internal Revenue Code”:

“The Reorganization is expected to be taxable in the manner described above because each Acquiring Fund will pay a small amount of cash to the corresponding Target Fund to be used by the Target Fund to pay certain Target Fund-level expenses, as part of the consideration for the assets of the Target Fund. Further, the Target Fund will purchase sufficient Treasury bills before the Closing with a settlement date after the Closing such that the sum of the liability incurred in connection with such purchase and such cash will exceed 20% of the gross asset value of the Target Fund’s assets immediately before the Closing. It is expected that such payment of cash and assumption of such liability by the corresponding Acquiring Fund will ensure that the Reorganization will not qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code.”

5.	Comment: In the “Overview” section or in the discussion of the proposal itself, please disclose the amount of net unrealized depreciation for each Fund.

Response: The following sentence has been added as the penultimate sentence in the “Overview” section:

“The net unrealized depreciation, as of March 31, 2008, for the Life Stage - Aggressive Portfolio, Life Stage - Conservative Portfolio, and Life Stage - Moderate Portfolio was $2,950,754, $921,561 and $2,746,142, respectively.”

6.

Comment: On page 24, in the section entitled “Terms of the Reorganization,” the second sentence of the fifth paragraph indicates that if tax counsel provides an opinion that differs from the opinion described in the N-14, that the Closing will not occur. Consider clarifying this point.

Response: To clarify this point, the following sentence has been added as the third sentence of the fifth paragraph under the section entitled “Terms of the Reorganization”:

“Receipt of an opinion of counsel as described in this section is a condition of Closing as provided in the Agreement and Plan of Reorganization attached as Exhibit G to this Prospectus/Proxy Statement.”

7.

Comment: On page 25, the penultimate sentence in the first paragraph under the section entitled “Common Considerations” provides that “the Board further determined that the interests of existing shareholders of each Fund would not be diluted as a result of the

Reorganization.” Please confirm that the taxable nature of the Reorganization is not in itself an event that would cause dilution.

Response: At its November 2007 Board meeting, the Wells Fargo Funds Trust Board (the “Board”) was asked to make a determination as to whether the interests of each target fund’s existing shareholders would be diluted as a result of the consummation of the taxable Reorganization. The Securities and Exchange Commission and its staff have provided little guidance as to the meaning of the term “diluted” in this context. Merriam-Webster defines dilution as “a lessening of real value (as of equity) by a decrease in relative worth; specifically: a decrease of per share value of common stock by an increase in the total number of shares.” Similarly, in addressing valuation, the staff has said: “dilution may occur when a fund sells its shares at a price lower than its NAV. The risk of dilution increases when significant events occur because such events attract investors who are drawn to the possibility of arbitrage opportunities”. Thus, it would appear that a board’s finding of the absence of dilution may be premised on ensuring that the formula for the exchange of shares preserves relative values, and not on the absence of an external cost that may affect some investors. The taxable Reorganization has been structured in a manner identical to the tax-free reorganizations in that an investor owning shares of a target fund with a value of $10,000 will receive shares of the acquiring fund with a value of $10,000.

The Board also considered that a significant number of the target fund shareholder accounts are tax-advantaged accounts (such as 401(k) and Investment Retirement Accounts). The Board also took into account that, even though a small number of target fund shareholder accounts are taxable accounts, such accounts’ tax exposure is external to the Reorganization as such accounts would realize losses or gains, if any, that depend on the basis of their investment in the target funds and the value of their investment at closing. Any gains would be realized and taxed in any event upon the sale of their target fund shares.

The Board further considered the totality of all of the factors related to the taxable Reorganization, including, the enhanced viability of the combined funds due to a larger asset base, the viability of the target funds absent the Reorganization, and the comparative performance of the acquiring and target funds. Based on this analysis, the Board concluded that, even though certain target fund shareholders may have some external tax consequences as noted above, the Reorganization is in the best interests of all fund shareholders and the interests of existing target fund shareholders would not be diluted as a result of the taxable reorganizations.

8.

Comment: On page 26, the first sentence under the bullet point entitled “Expected Taxable Conversion of the Target Fund Shares,” provides that “a significant portion of shareholder accounts are in tax-advantaged accounts.” Please quantify what portion of accounts is in tax-advantaged accounts and clarify the types of tax-advantaged accounts which hold the Target Fund shares.

Response: The bullet point has been revised: (i) to clarify the portion of shareholder accounts that were in tax-advantaged accounts as of the quarter ending September 30, 2007, which preceded the

_________________________

 See Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (April 30, 2001).

  We note that, in any reorganization of one fund into another, the target fund shareholders’ percentage ownership of the surviving fund is diminished. Thus, a reduction in percentage ownership cannot constitute “dilution” under Rule 17a-8 under the Investment Company Act of 1940 because it would prevent any transaction from ever being approved.

 As of September 30, 2007, the percentage of outstanding Fund shares held in tax-advantaged accounts, such as 401(k) and Investment Retirement Accounts for the Life Stage - Aggressive Portfolio, Life Stage - Conservative Portfolio, and Life Stage - Moderate Portfolio were 89%, 82% and 91%, respectively.

November 2007 Board meeting; and (ii) to clarify the types of tax-advantaged accounts which hold the target fund shares. The revised text is underscored below.

“* EXPECTED TAXABLE CONVERSION OF THE TARGET FUND SHARES

The Board noted the expectation that the Reorganization will be taxable to each Target Fund’s shareholders, but also noted that a significant number of shareholder accounts are in tax-advantaged accounts, such as 401(k) and Investment Retirement Accounts. Specifically, as of September 30, 2007, the percentage of outstanding Fund shares held in tax-advantaged accounts, such as 401(k) and Investment Retirement Accounts, for the Life Stage - Aggressive Portfolio, Life Stage - Conservative Portfolio, and Life Stage - Moderate Portfolio were 89%, 82% and 91%, respectively. Shareholders should review the section entitled “Material U.S. Federal Income Tax Consequences of the Reorganization” for the material U.S. federal income tax consequences of the Reorganization.”

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-5093.

Sincerely,
WELLS FARGO FUNDS MANAGEMENT, LLC
By	/s/ Aisha Hunt Aisha Hunt Senior Counsel
cc:	Mr. C. David Messman, Esq. Mr. Marco E. Adelfio, Esq.

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